

Mail Stop 3030

February 18, 2010

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

>   **Re: Staar Surgical Company**
>   **Form 10-K for the fiscal year ended January 2, 2009**
>   **Response Letter Dated February 5, 2010**
>   **File No. 000-11634**

Dear Ms. Andrews:

    We have reviewed your letter dated February 5, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Grant of Plan-Based Awards, page 26

1.   Please note that we may have further comments after you amend your filing as mentioned in response to comment 2, 3, 6, 7, and 8.

Director Compensation, page 31

2.   Please expand the disclosure mentioned in your response to prior comment 4 to include the assumption disclosure mentioned in the Instruction to Regulation S-K

Item 402(c)(2)(v) and (vi). See the Instruction to Regulation S-K Item 402(k). In addition, please tell us why the cash fees paid to directors mentioned in Exhibit A to your response letter differ from the fees metioned in your September 30, 2009 response to comment 15.

Form 10-Q for the Period ended October 2, 2009

Contracts that we file as exhibits…, page 46

3.   Please expand your response to prior comment 10 to tell us how merely removing the risk factor in future filings removes the potential implication in the prior filing mentioned in the comment.

Form 8-K Dated December 3, 2009

4.   We note your response to prior comment 12. In an appropriate filing that discloses the verdict, please also disclose how you interpret the potential material implications as you mention in your response without requiring investors to piece together information from previous filings.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Deborah Andrews
Staar Surgical Company
February 18, 2010
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah at (202) 551-3663 or Kevin L. Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Charles Kaufman, Esq.